

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2010

Thomas M. Ray, President
CoreSite Realty Corporation
1050 17th Street
Suite 800
Denver, CO 80265

> **Re:** **CoreSite Realty Corporation**
> **Registration Statement on Form S-11**
> **Filed May 13, 2010**
> **File No. 333-166810**

Dear Mr. Ray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 1 and 3, without limitation, the following examples:

    - "The largest and fasted growing data center markets in the United States, include[e] Los Angeles, the San Francisco Bay and Northern Virginia areas, Chicago and new York City."

    - "[T]he global Internet data center market is estimated to grow from $9.2 billion in 2008 to $18.5 billion in 2012, representing a compound annual growth rate of 19%."

- "[C]ompanies are increasingly outsourcing their data center needs due to the high cost of operating and maintaining in-house data center facilities, increasing power and cooling requirements for data centers and the growing focus on business and disaster recovery planning."

   Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

2.   We note your disclosure on pages 7 and F-13 and other points throughout the prospectus regarding a possible offering of 8.50% senior notes. Please tell us whether this would be a registered or an exempt offering. If the senior notes will be privately placed, please tell us why such placement should not be integrated with this registered offering.

3.   Please clearly identify the Carlyle Group and any other persons that would be considered your promoter. Alternatively, please explain to us why they should not be considered your promoter. Please refer to Item 11(d) of Form S-11. Additionally, please include the Carlyle Group in the chart on page 8, as appropriate.

Prospectus Cover Page

4.   We note the statement on this page that you believe you qualify as a REIT, for federal income tax purposes. Please note that this is a legal conclusion you are not qualified to make. As such, please revise to clarify that you intend to qualify as a REIT.

Inside Front Cover Page of Prospectus

5.   We note the picture on the inside front cover page of the prospectus. Please note that the promotional text included in the "company highlights" box should not be included in pictures or images, where they would be unsupported by accompanying disclosure. Please remove the noted text. Also, please identify the pictured property as one of your assets.

Prospectus Summary, page 1

6.   Currently, this summary section provides detailed information that is more appropriate for the body of the prospectus. Also, please note that repetition does not enhance your disclosure. We note that your disclosure under the captions "our company" and "our competitive strengths" is repeated verbatim later in this document under the main caption "business and properties." Please revise to limit the use of repetition and to limit this section to information that is key to an investment decision and relocate the more detailed information to other parts of the prospectus.

Our Company, page 1

7. We note here and throughout this document, you refer to yourself as "a leading owner, developer and operator of strategically located data centers." However, it appears that you were recently formed this year solely for the restructuring transactions. Please revise to clarify when you were formed. Also, revise your disclosure throughout this document to reflect the current ownership of your future properties. Facts that relate to your predecessor should be attributed as such. Also, clarify how you determined that your predecessor was determined to be a "leading owner, developer and operator."

8. We note that you define your data centers as premium centers. Please explain the distinguishing features between your data centers and other data centers that make your centers premium centers.

9. We note that you have entered into an agreement with Facebook, Inc. and that this customer will represent approximately 10% of your revenues. We note that you have not filed this agreement as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K and tell us your basis for not filing the agreement.

10. We note that you provide disclosure regarding the average experience of your management team. References to the average years of experience of management are not appropriate. Please remove this disclosure or provide it on an individual basis.

Balance Sheet Positioned to Fund Continued Growth, page 4

11. Please include a statement that there are no limits on the amount of leverage that you may use, if true.

The Restructuring Transactions, page 7

12. Please disclose the ownership structure and percentage interest that the Carlyle real estate funds or its affiliates currently hold in these entities. Please also disclose the percentage interest in these entities that the company plans to acquire, if any.

13. We note from your disclosure that as part of the Restructuring Transactions units will be issued to Carlyle real estate funds or their affiliates in exchange for their properties. You further state that concurrently with the closing of the offering you will purchase these units from the Carlyle real estate funds or affiliates. It appears that you intend to immediately repurchase the units previously issued as part of the Restructuring Transaction. If true, please clarify your disclosures accordingly and explain the business reasons for the repurchase or redemption of the units.

Restrictions on Transfer, page 10

14. Please disclose the circumstances that would permit holders of operating partnership units to tender their units for redemption prior to the first anniversary.

Summary historical and pro forma financial data, page 14

15.   We note that the depreciation and amortization amount being used to calculate FFO on pages 16 and 49 differs from the amount recognized in the pro forma income statement on page F-8. Please advise or revise accordingly.

Risk Factors, page 17

16.   We note that KPMG has issued a going concern opinion regarding one of the combined entities. Please add a risk factor to address this or tell us why such opinion does not present a material risk.

17.   We note from the risk factor on page 27 that your predecessors have experienced net losses the past three years. Please relocate that risk factor to appear more prominently in the earlier part of this section.

18.   Please review your risk factors and consolidate those risks that contain duplicative disclosure. Provide just enough detail to highlight the risk and present it in context. Avoid extraneous information and unnecessary background.

19.   Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factor on page 36 relating to your status as a public company. Alternatively, please revise such risk factors to demonstrate risks specific to you.

We have not obtained third party appraisals … page 28

20.   We note that you have obtained appraisals of the Acquired Properties. Additionally, we note your disclosure that fairness opinions were issued in connection with Restructuring Transactions. Please tell us your basis for not filing and discussing the appraisals and fairness opinions further in this document. Also, please revise to clarify, if true, that the opinions discussed the fairness from the property contributors' point of view.

Use of Proceeds, page 41

21.   We note your disclosure concerning your use of the aggregate funds from the financing transactions. Please also clarify the specific use of proceeds from the funds to be received by this offering.

Dividend Policy, page 42

22.   We note your intention to include an annual dividend rate along with the representation that you plan to maintain this initial dividend rate for the 12-month period following the offering. To the extent you discuss a projected dividend, it should be supported with a tabular presentation of cash available for distribution for the 12 months following the offering. Please advise or revise as appropriate.

23.   Please disclose whether you may use proceeds from offerings of shares or issue shares in lieu of cash to pay distributions. Also, please disclose that you may not pay distributions at this level or may not be able to maintain distributions at this level.

Capitalization, page 44

24.   We note concurrently with this offering, the company will enter into a new $100 million revolving credit facility and issue $175 million of senior notes. Clarify if you have a firm commitment from an institution to obtain the secured credit facility and whether the company has entered into a contractual commitment to issue these notes. Otherwise it is not clear that you have a factually supportable basis to reflect these financing activities in your pro forma information.

Management's Discussion and Analysis …, page 50

25.   We note that your predecessor has experienced losses the past three years. Please expand your disclosure in the introductory narrative of this section to discuss these losses.

Redevelopment History, page 51

26.   You disclose the acquisition of your first property was in February 2000. This seems to contradict the information included in your selected financial data that indicates the Predecessor acquired its first property in December 2006. Please advise or revise to clarify.

Leasing Arrangements, page 52

27.   We note that your properties are leased on three bases: full service gross, modified, or triple net lease. Please revise to discuss the portion of your NRSF that is that is leased pursuant to each of the three bases. Such disclosure could be included here or later in your document where you discuss your portfolio in more detail. To the extent that the different bases affect your annualized or effective rent disclosures, please discuss such effects.

28.   From your operating results disclosure, we note that a significant portion of your predecessor's and acquired properties' revenues included "power revenue." Please revise to clarify if there is any markup involved in your receipt of power revenue.

29.   Please revise to discuss the portion of your NRSF that is subject to the breakered-amp and the branch-circuit monitoring models. Under the breakered-amp model, you state that cost above a base level "may" be passed onto customers. Please revise to clarify the portion that allows for excess cost passage.

Critical Accounting Policies, page 53

Revenue Recognition, page 54

30.   We note that the amounts allocated to above market leases and below market lease values
        are amortized to rental income, over the remaining non-cancelable terms of the respective
        leases. Please clarify how you analyze fixed rate renewal options in your amortization
        policy as it relates to below market leases.

Material Terms of Our Indebtedness to be Outstanding after this offering, page 60

31.   Considering the significant amount of disclosure you have based on the credit facility and
        senior notes, please revise to discuss the material terms or range of terms already known
        or expected or tell us why such disclosure is not appropriate. If possible, please identify
        the party providing you with the credit facility. Also, please revise to identify the
        properties that will serve as security for your revolving credit facility.

Business and Properties, page 69

32.   Please revise to clarify if the management of your real estate will be performed solely in-
        house. If not, please revise to elaborate on your arrangements for the management,
        development, and redevelopment of your properties. Please refer to Item 24 of Form S-
        11.

Our Portfolio, page 73

33.   We note you have provided annualized rent figures on a total and per NRSF bases
        throughout your tables. Please revise to also disclose the effective annual rents on a total
        and per NRSF bases to provide balance. Please refer to Item 15(e) of Form S-11.
        Alternatively, please tell us why the difference between annualized and effective annual
        rents is not material.

Description of our Portfolio, page 75

34.   We note that you will have leasehold interests in three properties. We note the general
        discussion on page 25 of the effect on you if and when the leasehold interests expire for
        the leased properties without renewal. In the subsection discussing each property, please
        discuss how non-renewal would specifically impact your investment in such properties.
        We also note that two of the properties' rent will be increased upon renewal based on fair
        market value. Please disclose the party responsible for determining such value.

35.   In connection with the preceding comment, we note that the remaining contractual value
        is based on base rents. Please revise to discuss any escalators to the base rents for those
        properties. Also, please identify the owner of the properties.

One Wilshire, Los Angeles, California (via Leasehold Interest), page 76

36.   Please tell us your basis for not filing the lease agreement evidencing your leasehold
        interest in this property.

900 N. Alameda, Los Angeles, California, page 80

37.   We note that this property is listed in the National Register of Historical Places. Please
        disclose whether this will have any impact on your future plans for this property.

12100 Sunrise Valley, Reston, VA, page 82

38.   Please define the acronym "UPS."

Coronado-Stender Business Park, Santa Clara, California, page 85

39.   We note that you are in the process of "obtaining project clearance with the City of Santa
        Clara to obtain a negative declaration entitling development of the Coronado-Stender
        Properties." Please explain what this means. Additionally, please disclose the impact of
        failing to obtain the negative declaration and add a risk factor to address this risk.

32 Avenue of the Americas, New York, New York (Via Leasehold Interest), page 87

40.   We note your statement that you do not have plans to redevelop additional data center
        space. However, in footnote 2 on page 89, you state that square footage may fluctuate as
        space is "taken offline to convert to data center space." Please clarify if that means you
        do not consider the conversion of office or shell space as redevelopment.

Management, page 96

41.   We note that Mr. Ray will serve as one of your directors. Please disclose the specific
        experience, qualifications, attributes or skills that led to the conclusion that he should
        serve as a director for you in light of your business and structure. Please refer to Item
        401(e) of Regulation S-K.

42.   For each promotion Mr. Rockwood received in your company, please disclose the year
        the promotion took place.

43.   We note references to officers joining your company prior to the date that you were
        incorporated. Please revise to specifically identify the entity that employed the listed
        persons instead of just referring to "our company."

Executive Officer Compensation, page 101

Compensation Process and Peer Group, page 102

44.   In this section, you state that you did not engage in benchmarking. However, in your discussion of base salaries, you state that you intend to use data from the Peer Group. Please revise to reconcile these two statements. If you utilize a peer group in making compensation decisions, please note that to the extent you engage in benchmarking compensation you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. Please revise your disclosure as appropriate

Base Salaries, page 103

45.   Please revise to separately discuss each persons' contribution that resulted in the increase of their base salary.

Other Stock Based Awards, page 111

46.   To the extent that you have already determined the terms, please revise to discuss the conditions under which the holders of long-term incentive units will achieve full parity. If the incentive units could achieve full parity immediately, please revise to confirm that possibility.

Certain Relationships and Related Party Transactions, page 114

47.   We note that you sold 1,000 shares to Mr. Ray for $10.00. Please clarify that in this section.

48.   Please revise to discuss how the consideration to be received by the Carlyle affiliates for contributing the properties that will make up your portfolio was determined. Also, please revise to compare the consideration to be received with the aggregate cost incurred by the Carlyle affiliates to acquire and develop the noted properties.

Description of the Partnership Agreement of CoreSite, L.P., page 122

49.   We note your disclosure in the first paragraph that you may not be removed by the limited partners. Please clarify if the provision prohibiting such action by the limited partners may be amended by a majority of your operating partnerships' limited partners.

Description of Securities, page 131

50.   We note the disclosure on this page that all your shares will be "duly authorized, fully paid and nonassessable." Please note that this is a legal conclusion that you are not qualified to make. As such, please revise to attribute the noted disclosure to counsel or remove.

Restrictions on Ownership and Transfer, page 132

51.   Please clarify what constitutes "immediate notice."

Federal Income Tax Considerations, page 142

52.   We note that the Health Care and Education Reconciliation Act of 2010 was signed into
        law recently. It appears that this may impact your investors. Please revise to disclose the
        impact of this Act or tell us why you believe such impact is not material.

Underwriting, page 163

53.   On page 165, we note that you have agreed to indemnify the underwriters against
        "certain" liabilities. Please revise to describe all the liabilities subject to the noted
        indemnification.

Financial Statements, page F-1

54.   Please update the financial statements of CoreSite Predecessor, CoreSite Acquired
        Properties, and the pro forma information in accordance with Rule 3-12 and 11-02(c) of
        Regulation S-X.

Pro Forma Condensed Consolidated Financial Statements

Notes to the Pro Forma Condensed Consolidated Financial Statements

1 – Adjustments to the Pro Forma Condensed Consolidated Balance Sheet, page F-9

Adjustment (A), page F-9

55.   Please expand your disclosure to discuss how you determined the Predecessor entities are
        under common control. Disclose the controlling party, the structure of the combining
        entities and the interests held before and after the Restructuring Transactions.

56.   In addition, we note that you are accounting for the interests contributed by the
        Predecessor in the Restructuring Transactions at historical cost. Please clarify if you are
        accounting for this transfer as a reorganization of entities under common control.

Adjustment (B), page F-9

57.   Refer to page 14. We note that you have deemed the Predecessor as the accounting
        acquirer in the acquisition of the CoreSite Acquired Properties. Given the Predecessor is
        not a legal entity, tell us what consideration was given to one of the combining entities
        being the accounting acquirer. Please provide us your analysis of the particular facts and
        circumstances considered in FASB ASC 805-10-55-10 through 805-10-55-15 in

determining the accounting acquirer. Also to enhance transparency, please disclose who you deemed to be the accounting acquirer as part of your discussion.

58.   Please expand to disclose the purchase price of the CoreSite Acquired Properties, the form of the consideration given and how the purchase price is allocated to the fair values disclosed in the tabular presentation.

59.   Refer to page F-10. Clarify whether the fair value of $447,227 recognized as equity represents the operating units given to the Carlyle real estate funds in exchange for its interests in the CoreSite Acquired Properties. If so, please tell us how you determined the value of these units. Furthermore, given that the units issued in the exchange appear to be redeemable as discussed on page 7 and throughout the filing, please explain to us why these units are being classified as permanent equity.

Adjustment (D), page F-11

60.   We note on page 41 that you plan to use net proceeds from the financing transactions to, among other things, purchase the operating units from the operating partnership and the Carlyle real estate funds or affiliates. Please tell us why your calculation of the use of proceeds from the debt financing does not include the purchase of these units.

61.   Notwithstanding our previous comment, to the extent that you do not have firm commitments in relation to these financing transactions, it is unclear whether you have a factually supportable basis to reflect this financing in your pro forma financial statements. Please advise or revise your disclosures accordingly to remove the proceeds and the adjustments reflecting the application of those proceeds from the pro forma financial statements.

Adjustment (F), page F-12

62.   You have indicated that you plan to retire your profits interest incentive program through the payments of cash and the issuance of common stock to vested participants. Explain to us and disclose how you plan to fund these cash payments. Also explain to us why the pro forma information within your capitalization table on page 44 does not give effect to the issuance of these shares.

Adjustment (g), page F-12

63.   Please discuss the nature of the $80.5 million cash payment that will be paid to certain owners of the Predecessor and Acquired Properties as a result of the Restructuring Transactions. Disclose how much of the cash is going to owners of the Predecessor and how much is going to the owners of the Acquired Properties.

64.   As it relates to the amounts given to owners of the Acquired Properties, it is unclear whether this cash payment represents cash consideration in the acquisition of the CoreSite Acquired Properties and should therefore be included as part of the purchase price of these properties. Furthermore, if you plan to use the net proceeds from the

offering or your financing transactions to fund this payment, your Use of Proceeds on page 41 should clearly reflect your intention.

65.   In light of the cash payments made to certain owners of the Predecessor, tell us how you evaluated the form of consideration given when determining the transfer of interests held by the Predecessor should be at historical cost.

2 – Adjustments to the Pro Forma Condensed Consolidated Statement of Operations, page F-12

Adjustment (DD), page F-12

66.   Please tell us and disclose your basis in assuming an interest rate of 8.50% in calculating the interest expense of the senior notes.

CoreSite Acquired Properties, page F-33

Organization, page F-38

67.   Identify the common manager or owner of the CoreSite Acquired Properties. In addition, explain how you evaluated what financial statements to include for these acquired properties under Rules 3-05 or 3-14 of Regulation S-X and how you considered transparency when providing this information on a combined basis particularly in light of the liquidity concerns of one of the properties.

Part II.

Item 33. Recent Sales of Unregistered Securities, page

68.   Please revise to provide all of the disclosure required by Item 701(d) of Regulation S-K.

Exhibits

69.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

70.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

71.   Please file the Tax Protection Agreements in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file these agreements.

72.   Please tell us your basis for not filing the letter evidencing the IRS ruling disclosed on page 36.

73.   If applicable, please file the employment agreements with your other executive officers in accordance with Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yolanda Crittendon at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney – Advisor, at (202) 551-5858 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        Duc Dang
                                        Attorney – Advisor

Cc: Raymond Y. Lin, Esq.
        via facsimile (212) 751-4864